

July 20, 2022

Christine Sheehy
Chief Financial Officer
Coeptis Therapeutics Inc.
105 Bradford Rd, Suite 420
Wexford, Pennsylvania 15090

      Re: Coeptis Therapeutics Inc.
          Form 10-K for the Year Ended December 31, 2021
          File No. 000-56194

Dear Ms. Sheehy:

      We have reviewed your July 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Note 3. License Right, page F-10

1.   Please expand your disclosures regarding the Co-Development Options to address the significant judgments made and your basis for these judgments in determining that these options have alternative future use and should be recorded as assets pursuant to ASC 730-10-25-2.

You may contact Nudrat Salik at (202) 551-3692 or Tracey Houser at (202) 551-3726 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences